Room 4561

June 9, 2006

Mr. Michael Green
MIAD Systems, Ltd.
43 Riviera Drive, Unit 6
Markam, Ontario
Canada L3R 5J6

  Re: **MIAD Systems, Ltd.**
    Form 10-KSB/A for the Fiscal Year Ended September 30, 2005
    Filed May 19, 2006
    Form 10-QSB for the Fiscal Quarter Ended December 31, 2005
    Filed February 14, 2006
    Form 10-QSB for the Fiscal Quarter Ended March 31, 2006
    Filed May 19, 2005
    File No. 000-30801

Dear Mr. Green:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Brad Skinner
        Accounting Branch Chief